

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 8, 2009

Mr. Robert L. Recchia
Chief Financial Officer
Valassis Communications, Inc.
19975 Victor Parkway
Livonia, MI 48152

   RE: **Valassis Communications, Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2008
       Filed March 4, 2009
       File No. 1-10991

Dear Mr. Recchia:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

          Sincerely,

          Larry Spirgel
          Assistant Director